Exhibit 4.5



         RESOLVED, that, in the event that, at the request of a participant (other than a participant whose employment has terminated for any reason), any shares of Common Stock purchased, pursuant to Section 7 of Article V of the Plan, are transferred to and registered in the name of such participant within six months after the date of purchase of such shares, the certificate representing such shares shall bear the following legend (to be completed in each case with the applicable date, which is six months after the date of purchase):

                 "RESTRICTED SHARES - The shares
                 represented by this certificate may
                 not be conveyed, sold, transferred,
                 encumbered or otherwise disposed of
                 until                     , without the
                 prior written consent of The Pittston
                 Company, and any such purported conveyance, sale, transfer, encumbrance or other disposition shall be null and void."